UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)   **April 21, 2004**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(330) 253-5592**

(Former name or former address, if changed since last report)

Item 7. **Financial Statements and Exhibits**
  (c)   Exhibits
        99.1   Press release of Company dated April 21, 2004.

Item 12. **Results of Operations and Financial Condition**

      This filing is to correct the typographical error in the title of the Press Release dated April 21, 2004 originally filed for the Company.

      On April 21, 2004, the Company issued a press release announcing earnings results for the quarter ended March 31, 2004. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report of Form 8-K.

      This information shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        Myers Industries, Inc
                            (Registrant)

DATE April 23, 2004   By: **/s/ Kevin C. O'Neil**
                                  Kevin C. O'Neil
                                  General Counsel and
                                  Assistant Secretary